(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number 000-51418	* OMB APPROVAL
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SEC FILE NUMBER
CUSIP NUMBER

For Period Ended: June 30, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Equity Media Holdings Corporation

Full Name of Registrant

Coconut Palm Acquisition Corp.

Former Name if Applicable

One Shackleford Drive, Suite 400

Address of Principal Executive Office (Street and Number)

Little Rock, Arkansas 72211

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant has been required to devote significant accounting, financial and operating resources to the negotiations, closing, and follow-up of transactions with Luken Communications, LLC as reported in form 8-K on July 1, 2008, fulfilling lenders’ requirements and potential additional investment transactions during the second quarter of 2008 and ensuing months. Accordingly, the registrant was unable, without unreasonable effort and expense to timely file its Form 10-Q for the quarter ended June 30, 2008. The registrant is working diligently to finalize its Form 10-Q and expects to file it no later than the fifth calendar day following the prescribed due date.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Patrick Doran	(501)	219 - 2400
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes  ☒    No  ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes  ☒    No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

2

The registrant activities with respect to the modifications to its existing credit facilities, negotiations with respect to additional potential investment transactions, and the completion of transactions with Luken Communications, LLC., and the registrant’s transition from a private to public company as a result of the merger in March 2007 have impacted the revenues and expenses of the registrant and therefore will result in material adverse changes in the operating results for the quarter ended June 30, 2008 compared to the same period in 2007. In addition, as the result of registrant’s material expenditures with respect to these activities and its general operating and growth plans, the registrant’s capital position has been materially hampered as compared to the same period from last year.

Equity Media Holdings Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 11, 2008	By	/s/ Patrick Doran
Patrick Doran
Chief Financial Officer

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